(As filed with the Securities and Exchange Commission on March 24, 2004)


                                              File No. 70-10192, 10193 and 10194



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
              -----------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           Metropolitan Edison Company
                          Pennsylvania Electric Company
                           Pennsylvania Power Company
                              c/o FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)

       -------------------------------------------------------------------

                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicants)
       -------------------------------------------------------------------

    Leila L. Vespoli, Senior Vice President          Douglas E. Davidson, Esq.
             and General Counsel                     Thelen Reid & Priest LLP
              FirstEnergy Corp.                          875 Third Avenue
            76 South Main Street                      New York, New York 10022
              Akron, Ohio 44308

                  (Names and addresses of agents for service)

     The Application/Declaration filed in this proceeding on January 21, 2004, as amended and restated in its entirety by Amendment No. 1, filed on February 12, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Introduction. Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"), each of which is a direct wholly-owned public-utility subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, and Pennsylvania Power Company ("Penn Power"), an indirect wholly-owned public-utility subsidiary of FirstEnergy,/1/ are filing this Application/Declaration pursuant to Sections 6(a), 7, 9(a)(1), 10 and 12(f) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to seek authorization to form and acquire all of the membership interests in separate Delaware limited liability companies to which Met-Ed, Penelec and Penn Power will sell their respective customer accounts receivables. Met-Ed, Penelec and Penn Power are referred to herein individually as an "Applicant" and collectively as the "Applicants."

          The Applicants are FirstEnergy's principal operating public-utility subsidiaries in Pennsylvania. Met-Ed provides electric transmission and distribution services to approximately 517,000 customers in a 3,300 square-mile area of eastern and south central Pennsylvania. Penelec provides electric transmission and distribution services to approximately 585,000 customers in a 17,600 square-mile area of western, northern and south central Pennsylvania. Penn Power serves approximately 156,000 customers in a 1,100 square-mile area of western Pennsylvania.

----------
1   Penn Power is a direct wholly-owned subsidiary of Ohio Edison Company, which, in turn, is a direct wholly-owned subsidiary of FirstEnergy.

          As of December 31, 2003, the components of capitalization (dollars in thousands) of each of three Applicants was as follows:



                                 MET-ED                PENELEC           PENN POWER
------------------------------------------------------------------------------------------
COMMON EQUITY            $1,292,667    63.53%    $1,297,332   66.86%    $230,786    70.00%
------------------------------------------------------------------------------------------
PREFERRED STOCK          $ -               0%    $    -           0%    $ 39,105     7.74%
------------------------------------------------------------------------------------------
LONG-TERM DEBT*          $  676,770    33.26%    $  564,526   29.09%    $225,832    44.32%
------------------------------------------------------------------------------------------
SHORT-TERM DEBT          $   65,335     3.21%    $   78,510    4.05%    $ 11,334     2.24%
------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION     $2,034,772   100.00%    $1,940,368  100.00%    $505,057   100.00%
------------------------------------------------------------------------------------------

          * Includes preferred securities subject to mandatory redemption and current portion of long-term debt.




          1.2 The Special Purpose Entities. Each Applicant requests authorization to form and acquire all of the equity securities of a special purpose entity (each an "SPE" and collectively the "SPEs"), to which each Applicant will sell its customer accounts receivable ("Receivables"). Each of the SPEs will be organized under Delaware law as a single-member limited liability company. It will have nominal capital (except as described in footnote
3) and will conduct no business operations or own any assets other than the Receivables purchased from, or contributed by, its parent. The SPEs are intended to be bankruptcy-remote vehicles that will enable the Applicants to isolate their Receivables such that they would not be generally available to creditors of the Applicants./2/


----------
2   The transaction is not intended to be structured to meet the criteria for
"sale" treatment under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Rather, the Applicants believe that the transaction will be treated as a secured borrowing, and, thus, the Receivables and the associated indebtedness of the Purchasers (as described below) will be reflected on their respective consolidated balance sheets.

          Each Applicant will enter into a substantially identical Receivables Sale Agreement ("RSA") with its respective SPE. The RSAs are filed herewith as Exhibits B-1 through B-3. Each SPE, in turn, will enter into a Receivables Purchase Agreement ("RPA") pursuant to which the SPE will fund its purchase of Receivables by selling, on a revolving basis, undivided ownership interests in the Receivables to one or more entities through Bank One, NA, acting as Agent. The RPAs, which are substantially identical to each other, are filed herewith as Exhibits B-4 through B-6.

          1.3   Principal Terms of Transaction Agreements.
                -----------------------------------------

               (a) Receivables Sale Agreement. Under each RSA, an Applicant will sell and assign to its respective SPE all of its right, title and interest to its Receivables (together with any security that may have been obtained from customers and collections by the Applicant on such Receivables). The Receivables will be sold to the SPE, without recourse (except as described below), at a discount using a discount factor to be determined from time to time based on, among other factors, the SPE's cost of funds (as described below), which takes into account the Applicant's credit rating, and the risk of non-payment by the obligors on the Receivables (i.e., the Applicant's loss experience on its accounts receivable). Each SPE will finance the purchase of the Receivables, first, using the funds obtained from investors and financial institutions under the related RPA (as described below), second, by delivery of the proceeds of a subordinated revolving loan by the SPE's parent (a "Subordinated Loan"), and third, by accepting a contribution of Receivables to its capital in an amount equal to the remaining balance of the purchase price for the Receivables./3/ The note evidencing a Subordinated Loan will bear interest at the Prime Rate (as defined below).

          Although Receivables will be sold by each Applicant to its respective SPE without recourse, the SPE will be entitled to a credit equal to any reduction in the amount of any Receivables resulting from (i) any defective or rejected goods or services, any discount or any adjustment or otherwise in the amount thereof by an Applicant, or (ii) any setoff in respect of any claim affecting the Receivables. In addition, if any of the representations or warranties made by the Applicant in the RSA are no longer true with respect to any Receivables, the SPE will be entitled to a credit against the purchase price for such Receivables in an amount equal to the outstanding balance thereof.

          Each Applicant shall have the right to terminate the facility represented by the RSA upon giving 15 business days written notice to the SPE.

               (b) Receivables Purchase Agreement. As indicated above, each SPE will fund its initial and subsequent purchases of Receivables by selling, on a revolving basis, undivided ownership interests in the pool of Receivables that it owns to a

----------
3   The amount of Receivables originated by any Applicant will vary from month to month based on electricity usage by its customers. As a result of this and other factors, the funds available to an SPE to purchase Receivables may not match the cost of Receivables available for sale. The use of the Subordinated Loan/capital contribution mechanism is intended to address this periodic mismatch. When the amount of Receivables available for sale by an Applicant exceeds the amount of cash its SPE has available, the excess will be purchased by the SPE with the proceeds of a Subordinated Loan and/or by accepting a capital contribution of Receivables. Conversely, if, after payments of all amounts due the Agent and Purchasers, an SPE develops a cash surplus due to collections of previously purchased Receivables (or Receivables received as a contribution) exceeding the balance of newly created Receivables available for purchase, such surplus funds will be used to repay the Subordinated Loan and/or make a cash distribution. Through this mechanism, it is expected that the SPEs will not retain substantial cash balances at any time and that substantially all cash realized from the collection of the Receivables (net of the costs of the program) will be made available to the Applicants.

conduit established to issue and sell commercial paper (the "Conduit") and/or one or more financial institutions (the "Financial Institutions," and together with the Conduit, the "Purchasers") pursuant to the RPA. The maximum purchase commitment of the Purchasers under the RPAs are $80 million in the case of Met-Ed, $75 million in the case of Penelec, and $25 million in the case of Penn Power.

          Under each RPA, the SPE is obligated to pay to Bank One, NA, as Agent for the Purchasers (the "Agent"), various fees (including fees paid to the Agent and the Conduit under a fee letter), fees and costs paid to the Servicer (as described below), amounts required to be paid to reduce the interests in the Receivables purchased by the Purchasers, amounts required to be paid if the representations and warranties regarding the Receivables are no longer true, broken funding costs (e.g., damages incurred to prepay any LIBOR borrowings), default fees and amounts payable as yield (the "Yield") on the capital at any time associated with the undivided interest in purchased Receivables. The Yield for any interest accrual period, as applied to capital provided by Financial Institutions, shall be an amount equal to the product of the applicable Bank Rate (either (i) the London Interbank Offered Rate (LIBOR), plus a spread (the "Applicable Percentage") that will vary depending on the then current ratings by Standard & Poor's Ratings Services ("S&P") and Moody's Investor Service, Inc ("Moody's") for the senior secured long-term debt securities of the Applicants, not to exceed 3.50% per annum, or (ii) the Prime Rate, which is the higher of
(a) the rate of interest per annum determined by Bank One, NA from time to time as its prime commercial lending rate and (b) the Federal Funds Effective Rate plus .50%), multiplied by the capital invested. The Yield for each month, as applied to capital provided by the Conduit, shall be an amount based on the effective cost of funds on promissory notes issued by the Conduit in the commercial paper market.

          Each Applicant is designated as the Servicer under the RPA to which it is a party. Thus, the transactions described above will have no effect on the services each Applicant provides to its customers. Among other things, each Applicant will continue to bill and collect all of its utility service accounts receivable in accordance with its current credit and collection policies. As compensation for the services it renders, each Applicant (as Servicer) will be paid a monthly servicing fee equal to .25% of the aggregate outstanding balance of all Receivables during such month. Upon the occurrence of certain events, including, among others, a failure by an SPE to pay indebtedness or other fees when due or to perform or observe certain covenants under the RPA, an event of insolvency affecting an SPE or an Applicant, or the failure by an Applicant to maintain certain debt coverage and capitalization ratios, the Agent would have the right to designate a new Servicer.

          1.4   Other Proposed Condition of the Authorization Requested.
                -------------------------------------------------------

          Each Applicant represents that it will not sell any Receivables to its SPE unless, at the time of any such sale and taking into account the application of any sale proceeds, common equity as a percentage of consolidated capitalization of such Applicant (as reflected on the balance sheet contained in each Applicant's most recent report on Form 10-K or Form 10-Q with the Commission pursuant to the Securities Exchange Act of 1934, as amended, and including short-term debt and the current maturities of long-term debt) is 30% or higher. The Commission is requested to reserve jurisdiction over the proposed transactions in those circumstances where any Applicant does not comply with the 30% common equity criteria.

          1.5   Benefits of Receivables Program.
                -------------------------------

          The cost of funds of the Purchasers of the Receivables is based on the rates payable by the Conduit on commercial paper, plus certain fees and expenses payable to the Purchasers. The proposed transaction will provide the Applicants with an additional source of funds, and will save Met-Ed and Penelec approximately 50-125 basis points over the cost of conventional financing and Penn Power approximately 40-115 basis points over the cost of conventional financing. Based on present market conditions, the Applicants estimate that the current cost of the funds available under the Receivables program is 1.545% in the case of Met-Ed and Penelec and 1.645% in the case of Penn Power, as compared to the estimated costs to the Applicants of bank financing (2.75%) and a one-year floating rate note (approximately 2%).

          Proceeds of the Receivables sale program will be used by the Applicants for general corporate purposes.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the proposed transactions (excluding the funding costs and other costs incurred by the SPEs, which have been described in Item 1), are estimated not to exceed $45,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          The acquisition of the membership interests of the SPEs by the Applicants, and the issuance of such membership interests by the SPEs, in each case are subject to

Sections 6(a), 7, 9(a), 10, and 12(f) of the Act and Rules 43 thereunder./4/ Although the Applicants do not believe that the sale of customer accounts receivable, as such, requires approval under the Act, in this case, because the indebtedness of the Purchasers incurred to fund the purchase of Receivables may be reflected as indebtedness of the Applicants on their respective balance sheets, the issuance of such indebtedness may be deemed to be an issuance of securities by the Applicants for purposes of Sections 6(a) and 7 of the Act which is not exempt under Rule 52(a) (see note 10 below). The issuance by the SPEs of notes evidencing Subordinated Loans, and acquisition thereof by the Applicants, in each case are subject to Sections 6(a), 7, 9(a), 10, and 12(b) of the Act and Rule 45 thereunder, but may be exempt pursuant to Rules 52 and 45(b)(1), as applicable. Distributions by an SPE to its parent representing a return of capital are subject to Section 12(c) of the Act and Rule 46 thereunder.

          The proposed transactions are also subject to the requirements of Rules 53 and Rule 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an "exempt wholesale generator" ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility

----------
4   The Commission has previously authorized operating subsidiaries of registered holding companies to organize and acquire the securities of special purpose entities to facilitate sales of accounts receivable. See e.g., Western Massachusetts Electric Co., Holding Co. Act Release No. 26710 (Apr. 25, 1997), and Alliant Energy Corporation, Inc., Holding Co. Act Release No. 27368 (Mar. 30, 2001).

companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

          FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1), but satisfies the requirements of Rule 53(c). By order dated October 29, 2001 (Holding Co. Act Release No. 27459) (the "Merger Order"), as modified by order dated June 30, 2003 (Holding Co. Act Release No. 27694) (the "June 2003 Order"), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $1.6 billion as of December 31, 2003, would be $800 million. The Merger Order, as modified by the June 2003 Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and June 2003 Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

          As of December 31, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's "aggregate investment" in EWGs and FUCOs was approximately $1.13 billion,/5/ an amount significantly below the $5 billion amount authorized in the Merger Order, as modified by the June 2003 Order. Additionally, as of December 31, 2003, "consolidated retained earnings" were $1.6 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2003, FirstEnergy's consolidated capitalization consisted of 40.1% common equity, 1.6% cumulative preferred stock, 55.8% long-term debt and 2.5% short-term debt. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 63.1% long term debt and 3.5% short-term debt. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa

----------
5   This $1.13 billion amount represents Current Investments only. As of
December 31, 2003, FirstEnergy had no GenCo Investments.

Distribuidora Electrica Regional S.A. ("Emdersa")./6/

          Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

          FirstEnergy's operating public-utility subsidiaries (including the three Applicants) remain financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those public-utility subsidiaries of FirstEnergy that have ratings:

----------
6   At the time of the Merger Order, FirstEnergy identified certain former GPU
EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge to reduce the carrying value of its remaining 20.1% interest. On January 16, 2004, FirstEnergy announced that it had completed the sale of its remaining 20.1% interest in Avon. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. In April 2003, FirstEnergy abandoned its ownership interest in Emdersa. As a result of this divestiture, FirstEnergy recognized a one-time, non-cash charge of $67.4 million in the second quarter of 2003. In addition, FirstEnergy reflected the results of this business (after-tax loss of $87.5 million) as discontinued operations in the restated Consolidated Statement of Income for the year ended December 31, 2002. FirstEnergy also recognized a currency translation adjustment in other comprehensive income of $91.5 million in 2002. On February 2, 2004, FirstEnergy announced that it had completed the sale of all of its remaining operating FUCO assets.


          Subsidiary               S & P/7/           Moody's/8/       Fitch/9/

          Ohio Edison               BBB                Baa1             BBB+
          Cleveland Electric        BBB-               Baa2             BBB-
          Toledo Edison             BBB-               Baa2             BBB-
          Penn Power                BBB-               Baa1             BBB+
          JCP&L                     BBB                Baa1             BBB+
          Met-Ed                    BBB                Baa1             BBB+
          Penelec                   BBB                Baa1             BBB+


          FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. For the reasons given above, the requirements of Rule 53(c) are satisfied.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The Pennsylvania Public Utility Commission ("PaPUC") has jurisdiction

----------
7   Standard & Poor's Rating Services

8   Moody's Investors Service, Inc.

9   Fitch, Inc.

over and has approved the transactions described in this Application/Declaration.10 Copies of the applications filed with and orders issued by the PaPUC are filed herewith as Exhibits D-1 through D-6. No other state commission, and no federal commission, other than this Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

ITEM 5.   PROCEDURE.
          ---------

          The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration (Holding Co. Act Release No. 27802), and no hearing has been requested. The Applicants request that the Commission's order be issued as soon as practicable in order to accommodate a closing on the Receivables sale on or before March 31, 2004. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

----------
10   Specifically, the PaPUC approved the Applicants' sale of the Receivables, the formation of the SPEs, and the affiliate transactions related to the sale of the Receivables. The PaPUC did not, however, exercise jurisdiction over these transactions as an issuance of an evidence of indebtedness by the Applicants since the commitment of each Financial Institution is for 364 days, subject to extensions for additional 364-day periods. Under Pennsylvania law, the PaPUC does not regulate the issuance of securities with a maturity of one year or less or having no fixed maturity but payable on demand. Accordingly, to the extent that the proposed transactions may be deemed to involve an issuance of securities by the Applicants, such transactions are not exempt under Rule 52(a).

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS:
            ---------------------------------
            (A)  EXHIBITS.
                 --------

            A    Not applicable.

            B-1 Form of Receivables Sale Agreement between Met-Ed, as originator, and Met-Ed SPE, as buyer. (Previously filed)

            B-2 Form of Receivables Sale Agreement between Penelec, as originator, and Penelec SPE, as buyer. (Previously filed)

            B-3 Form of Receivables Sale Agreement between Penn Power, as originator, and Penn Power SPE, as buyer. (Previously filed)

            B-4 Form of Receivables Purchase Agreement among Met-Ed SPE, as seller, Met-Ed, as servicer, certain financial institutions parties thereto, Jupiter Securitization Corporation, and Bank One, NA (Main Office Chicago), as agent. (Previously filed)

            B-5 Form of Receivables Purchase Agreement among Penelec SPE, as seller, Penelec, as servicer, certain financial institutions parties thereto, Jupiter Securitization Corporation, and Bank One, NA (Main Office Chicago), as agent. (Previously filed)

            B-6 Form of Receivables Purchase Agreement among Penn Power SPE, as seller, Penn Power, as servicer, certain financial institutions parties thereto, Jupiter Securitization Corporation, and Bank One, NA (Main Office Chicago), as agent. (Previously filed)

            C    Not applicable.

            D-1 Application and supplemental letter of Met-Ed to the Pennsylvania Public Utility Commission. (Previously filed)

            D-2 Application and supplemental letter of Penelec to the Pennsylvania Public Utility Commission. (Previously filed)

            D-3 Application and supplemental letter of Penn Power to the Pennsylvania Public Utility Commission. (Previously filed)

            D-4 Order of the Pennsylvania Public Utility Commission approving application of Met-Ed. (Previously filed)

            D-5 Order of the Pennsylvania Public Utility Commission approving application of Penelec. (Previously filed)

            D-6 Order of the Pennsylvania Public Utility Commission approving application of Penn Power. (Previously filed)

            E    Not applicable.

            F-1  Opinion of Thelen Reid & Priest LLP. (Filed herewith)

            F-2 Opinion of Ryan, Russell, Ogden & Seltzer LLP. (Filed herewith)

            G    Form of Federal Register Notice. (Previously filed)

            (B)  FINANCIAL STATEMENTS.
                 --------------------

            FS-1 Metropolitan Edison Company Consolidated Balance Sheet as of
                 December 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2003. (Incorporated by reference to Metropolitan Edison Company Form 10-K for the period ended December 31, 2003) (File No. 1-446)

            FS-2 Pennsylvania Electric Company Consolidated Balance Sheet as
                 of December 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2003. (Incorporated by reference to Pennsylvania Electric Company Form 10-K for the period ended December 31, 2003) (File No. 1-3522)

            FS-3 Pennsylvania Power Company Consolidated Balance Sheet as of
                 December 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2003. (Incorporated by reference to Pennsylvania Power Company Form 10-K for the period ended December 31, 2003) (File No. 1-3491)

          There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from December 31, 2003, to the date of this Application/Declaration.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are


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used in section 102(2)(C) of the National Environmental Policy Act. The
transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that is the subject of this Application/Declaration.

                                   SIGNATURES

          Pursuant to the requirements of the 1935 Act, the Applicants have duly caused this amended and restated Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.


                                         METROPOLITAN EDISON COMPANY
                                         PENNSYLVANIA ELECTRIC COMPANY
                                         PENNSYLVANIA POWER COMPANY


                                         By: /s/ Harvey L. Wagner
                                             ------------------------
                                         Name:  Harvey L. Wagner
                                         Title: Vice President and Controller

Date:    March 24, 2004


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